Sun Life Financial continues share repurchase program

Toronto, Ontario - - January 06, 2005 - - Sun Life Financial Inc. (NYSE, TSX: SLF) announced today that its Board of Directors has authorized the purchase of up to 29,580,843 common shares, representing five per cent of the 591,616,859 currently outstanding common shares under a renewed normal course issuer bid pursuant to the rules of the Toronto Stock Exchange.

In its 2004 share repurchase program, Sun Life Financial Inc. bought back 10,099,717 common shares, or approximately three per cent of the total outstanding prior to starting the buy-back. The shares were repurchased at an average price of $ $37.93 per share.

The new normal course issuer bid will start January 12, 2005 and continue until January 11, 2006, or such earlier date as Sun Life Financial completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange. The price at which Sun Life Financial will purchase any common shares will be the market price at the time of acquisition. Sun Life Financial will make no purchases of common shares other than open-market purchases. Any common shares acquired by Sun Life Financial will be cancelled.

From time to time, the market price of the common shares may not fully reflect the value of Sun Life Financial’s business and its future business prospects. As a result, the company believes that the purchase of its common shares may represent an appropriate and desirable use of available funds.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$355.4 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	investor.relations@sunlife.com